UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K

                                   (Mark One)
              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   For the fiscal year ended December 31, 1997

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period from ______________ to ______________

                           Commission File No. 0-15279


A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                                                         INDEX

                                              GENERAL COMMUNICATION, INC.
                                         QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                                       FORM 11-K

                                          FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                           Page Number
                                                                                        -----------------
Independent Auditors' Report dated June 12, 1998                                               3

Statements of Net Assets Available for Plan Benefits at December 31, 1997 and 1996             4

Statements of Changes in Net Assets Available for Plan Benefits for the Years
Ended December 31, 1997, 1996 and 1995                                                         5

Notes to Financial Statements                                                                  6

Supplemental Schedule I                                                                       13

Supplemental Schedule IV                                                                      14

Consent of Independent Auditors                                                               15

Signature                                                                                     16

                          Independent Auditors' Report




The General Communication, Inc. Qualified
     Employee Stock Purchase Plan Trustees
General Communication, Inc. Qualified
     Employee Stock Purchase Plan


We have audited the accompanying statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan at December 31, 1997 and 1996, and the changes in those net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and IV are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                               KPMG PEAT MARWICK LLP

Anchorage, Alaska
June 12, 1998

                                                GENERAL COMMUNICATION, INC.
                                          QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                   Statements of Net Assets Available for Plan Benefits

                                                                                        December 31,
                                                                                  1997               1996
                                                                              --------------    ---------------
Cash and cash equivalents (note 6)                                         $        322,862            462,139
                                                                              --------------    ---------------

Investments (notes 7 and 8):
  General Communication, Inc. common stock                                       14,212,992         15,710,456
  MCI Communications Corp. common stock                                             300,547             31,707
  Tele-Communications, Inc. common stock                                            161,366              9,057
  Mutual fund investments                                                         2,992,635            255,616
  Participant notes receivable                                                      463,876            306,343
                                                                              --------------    ---------------
                                                                                 18,131,416         16,313,179
                                                                              --------------    ---------------
Contributions receivable:
  Employee                                                                           88,807             57,870
  Employer                                                                           76,891             52,135
                                                                              --------------    ---------------
                                                                                    165,698            110,005

Investment income receivable                                                          2,959              2,259
                                                                              --------------    ---------------

Net assets available for plan benefits                                     $     18,622,935         16,887,582
                                                                              ==============    ===============

See accompanying notes to financial statements.

                                                GENERAL COMMUNICATION, INC.
                                           QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                              Statements of Changes in Net Assets Available for Plan Benefits

                                                                                  Years Ended December 31,
                                                                         1997              1996                1995
                                                                    ---------------   ---------------    ---------------
Contributions:
    Employee                                                    $         2,184,207         1,170,538            918,423
    Employer                                                              1,717,527         1,033,618            872,388
    Rollover from cable entities (note 7)                                 1,563,137               ---                ---
                                                                    ---------------   ---------------    ---------------
                                                                          5,464,871         2,204,156          1,790,811
                                                                    ---------------   ---------------    ---------------

Investment income:
    Interest income                                                          83,519            20,642              9,840
    Dividend income                                                          68,377             8,113                155
    Capital gains distributions                                             256,775               ---                ---
    Net realized losses                                                   (267,048)               ---                ---
    Net change in unrealized appreciation (depreciation) of
      investments                                                       (2,495,729)         5,550,089          1,960,257
                                                                    ---------------   ---------------    ---------------
                                                                        (2,354,106)         5,578,844          1,970,252
                                                                    ---------------   ---------------    ---------------

Increase in net assets available for plan benefits                        3,110,765         7,783,000          3,761,063

Employee withdrawals                                                      1,375,412           799,994            554,618
                                                                    ---------------   ---------------    ---------------

Net increase in net assets available for plan benefits                    1,735,353         6,983,006          3,206,455

Net assets available for plan benefits at beginning of period            16,887,582         9,904,576          6,698,131
                                                                    ---------------   ---------------    ---------------

Net assets available for plan benefits at end of period         $        18,622,935        16,887,582          9,904,576
                                                                    ===============   ===============    ===============

See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)      Description of Plan

         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI") and affiliated companies (GCI, Inc., GCI Holdings, Inc., GCI Communication Corp., GCI Communication Services, Inc., GCI Leasing Co., Inc., GCI Cable, Inc., GCI
            Cable/Fairbanks, Inc., GCI Cable/Juneau, Inc., Prime Cable of Alaska, L.P., GCI Transport Co., Inc., GCI Satellite Co., Inc., GCI Fiber Co., Inc., Fiber Hold Co., Inc. and Alaska United Fiber System Partnership) ("Company") who have completed one year of service, as defined in the Plan agreement.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

               (1) Salary Reduction Contributions  ("before-tax  contributions")
                   which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution; or,

               (2) Non-qualified     Voluntary     Contributions     ("after-tax
                   contributions") which will be included in the participant's current earnings for federal income tax purposes.

            Eligible employees of the Company may elect to reduce their compensation in any amount up to 10% of such compensation up to a maximum of $10,000 in 1998, $9,500 in 1997 and 1996, and $9,240 in
            1995; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions. The Company will match employee salary reduction and after-tax contributions in any amount determined by the Company each year, but not more than 10% of any one employee's compensation will be matched in any pay period. Forfeitures will be allocated along with the Company matching contributions. All matching contributions are invested in GCI class A or class B common stock. The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 25% of any employee's compensation (determined after salary reduction) for any year, or $30,000. Compensation considered for all Plan purposes is subject to a compensation ceiling of $160,000 for 1998 and 1997, and $150,000 for 1996 and 1995.

            Through June 30, 1995, the Company matched employee salary reduction and after-tax contributions 100% with GCI Class A and Class B common stock, limited to 10% of any one employee's compensation each pay period. Commencing July 1, 1995, employee contributions invested in GCI Class A and Class B common stock continue to receive up to 100% matching, as determined by the Company each year, in GCI Class A and Class B common stock. Employee contributions invested in other than GCI Class A and Class B common stock receive up to 50% matching, as determined by the Company each year, in GCI Class A and Class B common stock.

            Amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of GCI stock distributions, upon the eventual disposition of the stock.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


            Participant Accounts
            Each participant account is credited with the participant's contributions, the employer matching contributions and allocations of Plan earnings. Plan earnings are allocated quarterly. Earnings of assets other than GCI Class A and Class B common stock are allocated based on the participant's weighted account balance (excluding Company stock) as a proportion of total weighted account balances (excluding Company stock) during the calendar quarter. Earnings on Company stock are allocated to the accounts holding such Company stock, based upon the number of shares held by each participant account at the end of the calendar quarter.

            Vesting
            A participant's interest in his or her Salary Reduction Account and Non-qualified Voluntary Account is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company Matching Account is vested based upon years of service with the Company (as defined in the Plan agreement), in accordance with the following schedule:
                                   Years of Service               Vested Percentage
                            -----------------------------     ------------------------
                            Less than 1                                   0%
                            1 or more but less than 2                    20%
                            2 or more but less than 3                    30%
                            3 or more but less than 4                    45%
                            4 or more but less than 5                    60%
                            5 or more but less than 6                    80%
                            6 or more                                   100%

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan agreement).

            A participant's interest in the Company Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement age and retires under the terms of the Plan; (ii) dies, or (iii) becomes totally and permanently disabled. A participant's interest in the Company Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than retirement, death or disability, that portion of his or her account attributable to Company contributions which has not vested will be forfeited. All amounts so forfeited will be allocated along with the employer matching contribution to the remaining participating employees during the first calendar quarter

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


            after  the  end  of  the  year  in  which  the  forfeitures   occur.
            Forfeitures are immaterial to the financial statements as a whole and are not accrued at year end.

            Participant Notes Receivable
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to
            (from) the investment fund from (to) the Participants Notes fund. Loan terms range from 1-5 years. The loans are secured by the vested balance in the participant's account and bear interest at National Bank of Alaska's prime rate plus 2%, fixed at the loan date. Interest rates for all notes receivable at December 31, 1997, are
            10.50 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies

         The Plan financial statements are based on the accrual method of accounting with Plan investments stated at current value.

         The current value of GCI Class A and Class B common stock is based on the average of the closing bid and ask prices as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The current value of MCI Communications Corp. ("MCI") common stock, Tele-Communications, Inc. Series A TCI Ventures Group common stock, TCI Satellite Entertainment, Inc. Series A common stock and Tele-Communications, Inc. Series A TCI Group common stock (collectively "TCI") is based on the average of the closing bid and ask prices as listed on the NASDAQ National Market System. Mutual fund investments are carried at fair market value, as determined by individual fund management, based upon quoted market prices.

         Purchases and sales of securities are recorded on a trade-date basis. The cost of securities purchased is determined using the average cost method.

         Certain reclassifications of activity have been made in the statement of changes of net assets available for plan benefits in the prior year balances in order to conform to the current year presentation.

(3)      Administration of Plan Assets

         On July 1, 1995, The Heintzberger Company ("Recordkeeper") became recordkeeper of the Plan and National Bank of Alaska ("Trustee") became trustee of the Plan. Administrative expenses related to the Plan are paid directly by the Company to the Recordkeeper and the Trustee. Company employees continue to provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination

         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Company Matching Account.

         The Plan was amended in 1992 to conform with revised Rule 16(b)-3 adopted pursuant to the 1934 Securities Exchange Act. Such amendment provides restrictions on participation after an officer or director makes a withdrawal from the Plan, limitations on further participation by officers and directors

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


         after  ceasing  to  participate  in  the  Plan,   approval  of  certain
         amendments by shareholders, and transferability restrictions.

         In December 1994 the Plan was amended and restated effective January, 1989 to comply with the Tax Reform Act of 1986 and other legislation ("TRA '86"). Also in December 1994 the Plan was amended to modify matching contribution requirements and to allow diversification of investments into selected securities or funds as described in Footnotes
         (1) and (7), respectively. Investment and matching contribution revisions to the Plan were implemented during the third quarter of 1995.

(5)      Refunded and Refundable Contributions

         During 1995, the Plan did not meet the requirements of certain discrimination tests related to employee and employer matching contributions for certain highly compensated employees (as defined). Corrective distributions were made in December 1995 to satisfy the non-discrimination test requirements for the Plan year ended December 31, 1995.

(6)      Cash and Cash Equivalents

         Included in cash and cash equivalents are interest bearing certificates of deposit. Cash and cash equivalents at December 31, 1997 and 1996 include restricted cash of $107,431 and $116,214, respectively. This cash has been restricted by participants from use in purchasing stock or other investments.

(7)      Investments

         Through June 30, 1995, the Plan was self-administered and Plan participants invested contributions in GCI Class A and Class B common stock only. Commencing July 1, 1995, the Plan diversified with expanded investment choices offered to Plan participants as follows:

              GCI Stock Fund - a fund invested in shares of GCI Class A and Class B common stock.

              MCI Stock Fund - a fund invested in shares of MCI common stock.

              TCI Stock Fund - a fund invested in shares of TCI common stock.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


         Mutual Funds:

                  Fidelity Puritan Trust Fund ("Fidelity") - a mutual fund seeking high income with preservation of capital by investing in a broadly diversified portfolio of securities.

                  Heartland Value Fund ("Heartland") - a mutual fund seeking long term capital appreciation through investment in small company stocks selected on a value basis.

                  Meridian Fund ("Meridian") - a mutual fund seeking long-term growth of capital through investments in small and medium sized companies considered to be experiencing above-average growth in revenue and earnings.

                  Neuberger & Berman Guardian Fund ("Neuberger") - a mutual fund seeking primarily capital appreciation and secondarily current income through investment in a large number of common stocks of long-established, high quality companies.

                  Vanguard Short-term Corporate Fund ("Vanguard") - a mutual fund seeking to provide investors with a high level of income consistent with maintenance of principle and liquidity with primary investment in investment grade corporate debt securities, federal, state and municipal agency obligations, certificates of deposit and commercial paper.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


         Changes  in  investments  by  investment  account  for the  year  ended
December 31, 1997 are as follows.

                              Balance                    Rollover                                                    Balance
                            December 31,   Contri-      from Cable   Investment                      Employee        December
                               1996        butions       Entities      Income        Transfers      Withdrawals      31, 1997
                           ------------- -----------   ------------ -------------  --------------  --------------  -------------
          Cash & cash
          equivalents    $       462,139         ---            ---        25,474       (164,751)             ---        322,862
                           ------------- -----------   ------------ -------------  --------------  --------------  -------------

          Investments:
          GCI                 15,710,456   3,409,099        857,261   (2,651,497)     (1,578,963)     (1,533,364)     14,212,992
          MCI                     31,707      63,606         53,778        32,513         136,108        (17,165)        300,547
          TCI                      9,057      16,104         12,456        59,272          68,854         (4,377)        161,366
                           ------------- -----------   ------------ -------------  --------------  --------------  -------------
          Mutual fund
          investments:
            Fidelity              34,028      74,753         78,461        24,578         167,732        (12,454)        367,098
            Heartland            108,020     158,854        176,935        51,318         564,251        (23,688)      1,035,690
            Meridian              42,834     102,755         81,639        24,264          82,708         (6,697)        327,503
            Neuberger             61,674     152,623        176,542        22,149         329,451         (8,433)        734,006
            Vanguard               9,060      43,551         79,023        13,623         394,610        (11,529)        528,338
                           ------------- -----------   ------------ -------------  --------------  --------------  -------------
                                 255,616     532,536        592,600       135,932       1,538,752        (62,801)      2,992,635
          Participant
            notes
            receivable           306,343   (175,304)         47,042        43,500             ---         242,295        463,876
                           ------------- -----------   ------------ -------------  --------------  --------------  -------------
                              16,313,179   3,846,041      1,563,137   (2,380,280)         164,751     (1,375,412)     18,131,416
                           ------------- -----------   ------------ -------------  --------------  --------------  -------------

          Contributions
            receivable:
            Employee              57,870      30,937            ---           ---             ---             ---        88,807
            Employer              52,135      24,756            ---           ---             ---             ---        76,891
                           ------------- -----------   ------------ -------------  --------------  --------------  -------------
                                 110,005      55,693            ---           ---             ---             ---       165,698

          Investment
          income
          receivable               2,259         ---            ---           700             ---             ---          2,959
                           ------------- -----------   ------------ -------------  --------------  --------------  -------------

                         $    16,887,582   3,901,734      1,563,137   (2,354,106)             ---     (1,375,412)     18,622,935
                           ============= ===========   ============ =============  ==============  ==============  =============

         During the second quarter of 1997, participants were allowed to make a one-time transfer of their investment in GCI Class A and B stock to another investment choice(s) offered by the Plan.

         Effective October 31, 1996, GCI acquired seven Alaska cable television companies ("Cable Systems"). During 1997, the 401(k) accounts of those employees previously employed by the Cable Systems and currently employed by GCI were rolled into the Plan. Contributions from the Cable Systems' rollovers totaled $1,563,137.

         At December 31, 1997 the GCI Class A and Class B common stock price was $6.6875. At June 12, 1998 the GCI Class A and Class B common stock price was $5.9688. Stock value is based upon fluctuating market demand.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


         Investments  which  represent  5% or more of the  Plan's  net assets at
         December 31, 1997 and 1996 follow:
                                                                         1997              1996
                                                                     --------------    --------------
                    GCI Class A and Class B common stock          $    14,212,992          15,710,456
                    Heartland                                           1,035,690             108,020

         Employees may elect to participate in more than one fund. The following table summarizes the number of employees  participating in each fund at
         December 31:
                                                                            1997            1996           1995
                                                                         -----------    ------------    -----------
                    GCI Stock Fund                                               578             345            234
                    MCI Stock Fund                                                92              46             32
                    TCI Stock Fund                                                40              23             13
                    Fidelity                                                      81              34             29
                    Heartland                                                    163              67             52
                    Meridian                                                      98              40             29
                    Neuberger                                                    135              41             29
                    Vanguard                                                      62              16              9
                                                                         -----------    ------------    -----------
                                                                               1,249             612            427
                                                                         ===========    ============    ===========

(8)      Unrealized Appreciation (Depreciation) of Investments

         The gross  unrealized  appreciation  (depreciation)  of Plan  assets at
         December 31 was as follows:
                                                                           1997           1996            1995
                                                                       ------------    -----------    -------------
                    GCI Stock Fund                                   $    5,981,174      9,160,059        3,922,986
                    MCI Stock Fund                                           26,819          5,731              404
                    TCI Stock Fund                                           49,915        (2,955)              117
                    Mutual fund investments                               (183,322)          7,933          (1,166)
                                                                       ------------    -----------    -------------
                                                                     $    5,874,586      9,170,768        3,922,341
                                                                       ============    ===========    =============

(9)      Income Taxes

         The Plan is qualified under Section 401(a) of the Code pursuant to a tax determination letter obtained from the Internal Revenue Service ("IRS"). The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

         In December 1994, an application was submitted to the IRS for a determination as to the Plan's qualification status under Section 401(a) of the Code associated with Plan changes for TRA '86, investment diversification and modification of the employer matching contribution percentage. On March 13, 1996 the IRS issued a determination letter stating that these amendments to the Plan meet the requirements of section 401(a) of the Code.

                                                                                                           Supplemental Schedule I

                                              GENERAL COMMUNICATION, INC.
                                        QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                              Item 27a - Schedule of Assets Held for Investment Purposes

                                                   December 31, 1997
                                                                                                                       Current
              Identity of Issue                           Description of Investment                  Cost               Value
--------------------------------------------    --------------------------------------------    ---------------    ---------------
General Communication, Inc *                    2,125,307 shares of Class A and Class B
                                                   common stock                              $        8,231,818         14,212,992

MCI Communications Corp. *                      7,020 shares of common stock                            273,728            300,547
                                                                                                ---------------    ---------------

Tele-Communications, Inc. Series A
 TCI Group                                      4,997 shares of Class A common stock                     98,542            139,606
Tele-Communications, Inc. Series A
 Ventures Group                                 753 shares of Class A common stock                       11,871             21,320
TCI Satellite Entertainment, Inc.
 Series A                                       64 shares of Class A common stock                         1,038                440
                                                                                                ---------------    ---------------
                                                                                                        111,451            161,366
                                                                                                ---------------    ---------------
Mutual fund investments:
   Heartland Value Fund                         30,578 shares                                         1,113,221          1,035,690
   Neuberger & Berman Guardian Fund             28,340 shares                                           827,772            734,006
   Vanguard Short-term Corporate Bond Fund      48,875 shares                                           525,761            528,338
   Fidelity Puritan Trust Fund                  18,942 shares                                           357,252            367,098
   Meridian Fund                                10,657 shares                                           351,951            327,503
                                                                                                ---------------    ---------------
                                                                                                      3,175,957          2,992,635

Participant notes receivable                                                                            463,876            463,876
                                                                                                ---------------    ---------------

Investments at December 31, 1997                                                             $       12,256,830         18,131,416
                                                                                                ===============    ===============

* Party-in-interest

                                                                                                           Supplemental Schedule IV


                                              GENERAL COMMUNICATION, INC.
                                        QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                    Item 27d - Schedule of Reportable Transactions

                                                   December 31, 1997
                                                                                                          Current
                                                                                                         Value of
                                                                                                         Asset on
                                                          Purchase        Selling        Cost of        Transaction
 Identity of Party Involved     Description of Asset        Price          Price          Asset            Date         Net Gain
---------------------------    ----------------------    -----------    -----------    ------------    ------------    -----------
Series of transactions -       GCI Class A & B
purchases                      common stock           $    3,805,989      3,805,989       3,805,989        3,805,989           ---

transactions - sale            GCI Class A & B
                               common stock                1,403,672      1,691,702       1,403,672        1,691,702       288,030

Series of transactions -       Heartland Value Fund,
purchases                      Inc.                        1,044,810      1,044,810       1,044,810        1,044,810           ---

Series of transactions -       Heartland Value Fund,
sales                          Inc.                           34,216         35,013          34,216           35,013           797

Series of transactions -       Federated Government
purchases                      Obligation Fund #5
                                                           6,274,974      6,274,974       6,274,974        6,274,974           ---

Series of transactions -       Federated Government
sales                          Obligation Fund #5
                                                           6,423,682      6,423,682       6,423,682        6,423,682           ---

                                                                         Exhibit


                         Consent of Independent Auditors




The General Communication, Inc. Qualified
     Employee Stock Purchase Plan Trustees
General Communication, Inc. Qualified
     Employee Stock Purchase Plan


We consent to incorporation by reference in the Form S-8 Registration Statement (No. 33-24029) of our report dated June 12, 1998 related to the statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of General Communication, Inc. Qualified Employee Stock Purchase Plan.




                                         KPMG Peat Marwick LLP

June 29, 1998

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         GENERAL COMMUNICATION, INC.
                                         QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


            June 29, 1998                      By:    /s/  Alfred J. Walker
               (Date)                                 Alfred J. Walker
                                                      Plan Administrator








                                       15